CLEAN ENERGY TECHNOLOGIES, INC.

2990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

November 10, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Beverly Singleton

Re:	Clean Energy Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 15, 2022

Dear Ms. Singleton:

This letter is in response to the letter (the “Comment Letter”) dated November 3, 2022 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Clean Energy Technologies, Inc. (“CETY” or the “Company”) filing referenced above. We have set forth below in bold text the comments contained in the Comment Letter followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. Based on disclosures provided in your Form 10-Q for the quarterly period ended June 30, 2022, we note that the majority of your interim revenues were derived from your newly established reportable segment CETY HK. We further note that CETY HK consists of two business ventures in mainland China, including liquefied natural gas trading operations and a planned joint venture with Shenzhen Gas. Please revise your next Form 10-K for the fiscal year ending December 31, 2022 to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, see the Division of Corporation Finance’s “Sample Letter to China-Based Companies” issued by the Staff in December 2021 and CF Disclosure Guidance Topic No. 10, “Disclosure Considerations for China-Based Issuers.”

Response:

The Company acknowledges the Staff’s comment and will provide more specific and prominent disclosures regarding the legal and operational risks associated with its China based subsidiaries and will refer to the December 21,2021 guidance given by the Staff and Division of Corporate Finance in the Company’s subsequent 10-K and any other filings in which such disclosure is applicable.

Ms. Beverly Singleton

November 10, 2022

Notes to Consolidated Financial Statements

Note 6 - Intangible Assets, page 52

2. We note your acquisition of “LWL” in November 8, 2021 for $1.5 million of cash and contingent consideration shares and have the following comments:

●	Provide audited financial statements of the acquiree as required by Rule 8-04 of Regulation S-X or tell us in sufficient detail why such financial statements are not required.

●	Tell us the full name of the acquiree and clarify if LWL is the same entity as Jiangsu Huanya Jieneng (“JHJ”).

Response:

a) Part 1.

The Company’s auditor and the Company’s Chief Financial Officer and Chief Executive Officer reviewed the transaction related to the acquisition of LWL for the fiscal year ended December 31, 2021 and concluded that the acquisition was not a significant acquisition any of the significance tests under Rules 8-04, 3-05 and 3-14 of Regulation SX for the following reasons:

Asset test – On date of acquisition, total assets of LWL acquired were approximately $40,000 divided by total consolidated assets of the Company as of September 30, 2021 of $5.72 million = <1% (not significant)

Investment test – cash consideration $1,500,000 paid to former LWL shareholders (contingent consideration not factored into analysis, given future revenue contingency of $5 million was considered to be remote as of date of acquisition) divided by WWMV (see below) of $37,879,626 = 4% (not significant)

WWMV – Agreement consummated on 11/8/21, factoring last 5 trading days of October 2021 (prior completed month) for calculation. Closing price per OTCMarkets, outstanding shares per Company equity statement as of 9/30/21:

10/29/21 = .040 x 923,893,327 shares =	$36,955,733
10/28/21 = .040 x 923,893,327 shares =	$36,955,733
10/27/21 = .041 x 923,893,327 shares =	$37,879,626
10/26/21 = .042 x 923,893,327 shares =	$38,803,519
10/25/21 = .042 x 923,893,327 shares =	$38,803,519
Average WWMV:	$37,879,626

Income test – On date of acquisition, LWL had no revenue and an approximately $40,000 net loss divided by $3,435,764 (Company’s PY net loss) = 1.1% (not significant)

As such, none of the three significance tests exceeded the 20% threshold that would have required the separate audited financial statements to be filed.

Ms. Beverly Singleton

November 10, 2022

b) Part 2.

The parties to the November 8, 2021 acquisition were:

Acquiror: Clean Energy Technologies (H.K.) Limited., (CETYHK a wholly owned subsidiary of Clean Energy Technologies Inc. (CETY), incorporated in Hong Kong with a registered address at 22/F Ovest, No. 77 Wing Lok Street, Sheung Wan, Hong Kong

Seller: Mr. Li Chin-kun, with an address at Flat F, 15/F, Blk T16, Yee Shan Mansion, 7 Tai Fung Avenue, Hong Kong (the “Seller”)

Full Name of Acquiree or Target: Leading Wave Limited., a company incorporated in the Republic of Seychelles with the company number 218629 (“LWL”)

LWL is not the same entity as Jiangsu Huanya Jieneng (JHJ), however JHJ is a wholly-owned subsidiary of LWL. For clarity and reference please see the organizational diagram below:

Ms. Beverly Singleton

November 10, 2022

Please do not hesitate to reach out to me at (949) 273-4990 or by email at kmahdi@cetyinc.com or the Company’s counsel Robert Newman at RJ@newlawtech.com regarding the foregoing.

Sincerely,

CLEAN ENERGY TECHNOLOGIES, INC.

By:	/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer